

07007220



SEC MAIL
RECEIVED
PROCESSING
NOV 2 9 2007
WASH. D.C.
186
SECTION


S... ...S AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 29332 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chevy Chase Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue
(No. and Street)

Bethesda, (City) Maryland (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Mudlaff (240) 497-7241
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive (Address) McLean, (City) VA (State) 22102 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas J. Mudlaff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chevy Chase Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ERIN L. MIKULAK-RAIMUNDO
Notary Public, State of Maryland
My Commission Expires October 14, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statements of Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CHEVY CHASE SECURITIES, INC.**

## CONTENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Chevy Chase Securities, Inc.

We have audited the accompanying statements of financial condition of Chevy Chase Securities, Inc. (the "Corporation") as of September 30, 2007 and 2006, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Securities, Inc. at September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG, LLP
McLean, Virginia
November 27, 2007

## CHEVY CHASE SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION

| | September 30, 2007 | September 30, 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 309,334 | $ 232,639 |
| Cash segregated under federal and other regulations | 1,110,271 | 1,017,796 |
| Investment securities | 1,988,556 | 1,891,309 |
| Accounts receivable | 341,495 | 225,548 |
| Deferred tax asset | 303,390 | 241,156 |
| Furniture and equipment, net | 329,521 | 152,278 |
| Prepaid expenses | 25,762 | 30,198 |
| Total assets | $ 4,408,329 | $ 3,790,924 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Accounts payable to Bank | $ 419,741 | $ 353,287 |
| Customer deposits | 1,083,610 | 997,924 |
| Accounts payable and accrued expenses | 1,137,497 | 1,037,503 |
| Total liabilities | 2,640,848 | 2,388,714 |
| Stockholder's equity: | | |
| Common stock, $1 par value, 100,000 shares authorized, 1,000 shares issued and outstanding | 1,000 | 1,000 |
| Capital contributed in excess of par value | 4,409,000 | 3,309,000 |
| Retained deficit | (2,642,519) | (1,907,790) |
| Total stockholder's equity | 1,767,481 | 1,402,210 |
| Total liabilities and stockholder's equity | $ 4,408,329 | $ 3,790,924 |

The Notes to Financial Statements are an integral part of these statements.

## CHEVY CHASE SECURITIES, INC.
## STATEMENTS OF OPERATIONS

| | Year Ended September 30, | |
|---|---|---|
| | 2007 | 2006 |
| Income: | | |
| Commissions and fees | $ 11,878,551 | $ 10,314,974 |
| Interest | 114,954 | 94,261 |
| Other income | 12,589 | - |
| Total income | 12,006,094 | 10,409,235 |
| Expenses: | | |
| Salaries and employee benefits | 9,194,930 | 7,910,189 |
| Data processing | 1,206,295 | 1,105,250 |
| Occupancy | 706,788 | 330,631 |
| Depreciation and amortization | 83,186 | 79,750 |
| Marketing | 166,295 | 195,790 |
| Other | 1,827,059 | 1,653,542 |
| Total expenses | 13,184,553 | 11,275,152 |
| Loss before income taxes | (1,178,459) | (865,917) |
| Benefit for income taxes | 443,730 | 343,433 |
| Net loss | $ (734,729) | $ (522,484) |

The Notes to Financial Statements are an integral part of these statements.

**CHEVY CHASE SECURITIES, INC.**
**STATEMENTS OF STOCKHOLDER'S EQUITY**

| | Common Stock | Capital Contributed in Excess of Par Value | Retained Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, September 30, 2005 | $ 1,000 | $ 2,459,000 | $ (1,385,306) | $ 1,074,694 |
| Capital contribution | - | 850,000 | - | 850,000 |
| Net loss | - | - | (522,484) | (522,484) |
| Balance, September 30, 2006 | $ 1,000 | $ 3,309,000 | $ (1,907,790) | $ 1,402,210 |
| Capital contribution | - | 1,100,000 | - | 1,100,000 |
| Net loss | - | - | (734,729) | (734,729) |
| Balance, September 30, 2007 | $ 1,000 | $ 4,409,000 | $ (2,642,519) | $ 1,767,481 |

The Notes to Financial Statements are an integral part of these statements.

**CHEVY CHASE SECURITIES, INC.**
**STATEMENTS OF CASH FLOWS**

| | Year Ended September 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Cash flows from operating activities:** | | |
| Net loss | $ (734,729) | $ (522,484) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 83,186 | 79,750 |
| Gain on sales of furniture and equipment | (12,589) | - |
| Loss on retirement of furniture and equipment | - | 27,214 |
| Purchase of investment securities | (7,730,734) | (7,382,048) |
| Proceeds from maturities of investment securities | 7,732,000 | 6,940,000 |
| Accretion of discounts | (98,513) | (79,223) |
| Increase in accounts receivable and prepaid expenses | (111,511) | (34,850) |
| Increase in deferred tax asset | (62,234) | (44,709) |
| Increase in accounts payable to Bank | 66,454 | 17,901 |
| Increase (decrease) in customer deposits | 85,686 | (253,887) |
| Increase in accounts payable and accrued expenses | 99,994 | 22,445 |
| Net cash used in operating activities | (682,990) | (1,229,891) |
| **Cash flows from investing activities:** | | |
| Purchases of furniture and equipment | (263,611) | (20,549) |
| Proceeds from sales of furniture and equipment | 15,771 | - |
| Net cash used in investing activities | (247,840) | (20,549) |
| **Cash flows from financing activities:** | | |
| Capital contributions from parent | 1,100,000 | 850,000 |
| Net cash provided by financing activities | 1,100,000 | 850,000 |
| **Net increase (decrease) in cash** | 169,170 | (400,440) |
| **Cash at beginning of year** | 1,250,435 | 1,650,875 |
| **Cash at end of year** | $ 1,419,605 | $ 1,250,435 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash received during the year for income taxes | $ 384,144 | $ 278,330 |

The Notes to Financial Statements are an integral part of these statements.

## CHEVY CHASE SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## September 30, 2007 and 2006

### NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Securities, Inc. (the "Corporation") is a licensed broker-dealer in the business of selling securities on a retail basis to the general public, including customers and depositors of Chevy Chase Bank, F.S.B. (the "Bank"). The Corporation's principal market is the Washington, DC metropolitan area. A summary of significant accounting policies of the Corporation is as follows:

***Affiliation of Corporations:***

The Corporation is a wholly-owned subsidiary of Chevy Chase Financial Services Corporation ("CCFS"), which is a wholly-owned subsidiary of the Bank, a federally chartered stock savings bank and a subsidiary of B. F. Saul Real Estate Investment Trust (the "Trust"). The Bank is in compliance with its regulatory capital requirements.

*Use of Estimates:*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the statements of financial condition and statements of operations for the reporting period. Actual results could differ from estimates.

***Cash:***

Cash includes cash and cash segregated under federal and other regulations for purposes of reporting cash flows. Cash segregated under federal and other regulations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

***Investment Securities:***

All investment securities at September 30, 2007 and 2006 are classified as "trading." Securities classified as "trading" are reported at fair value, with unrealized gains and losses included in earnings. Premiums and discounts are amortized or accreted using the level yield method. Realized gains and losses are determined using the specific identification method.

***Furniture and Equipment:***

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives.

***Income Taxes:***

The Bank and its subsidiaries, including the Corporation, the Trust (owner of 80% of the common stock of the Bank) and the other companies in the Trust's affiliated group are parties to a tax sharing agreement. Under the agreement, the Bank and its subsidiaries compensate the Trust for federal taxes due and an expense is accrued; or the Trust compensates the Bank and its subsidiaries for federal taxes recoverable and a benefit is accrued, subject to certain limitations.

The Corporation utilizes an asset and liability approach in its accounting for income taxes, which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement and tax basis carrying amounts. Deferred income taxes are recorded using currently enacted tax laws and rates. The Corporation establishes a valuation allowance against gross deferred tax assets to the extent the Corporation cannot determine that it is more likely than not that such assets will be realized through taxes available in carryback years, future reversals of existing taxable temporary differences or projected future taxable

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

***Income Taxes (Continued):***

income. The net deferred assets at September 30, 2007 and 2006 were $303,390 and $241,164, respectively, and primarily relate to temporary differences in compensation expense, depreciation expense, and state net operating loss carryforward. There was no valuation allowance at September 30, 2007 and 2006. The Corporation had permanent differences, representing certain expenses which are not deductible for income tax purposes. State income taxes are provided on a separate company basis; benefits are not accrued unless recognizable on a separate company basis.

The benefit for income taxes during fiscal year 2007 consisted of a current benefit amounting to $384,773 and a deferred benefit amounting to $58,957. The benefit for income taxes during fiscal year 2006 consisted of a current benefit amounting to $281,368 and a deferred benefit amounting to $62,065.

At September 30, 2007, the Corporation's state net operating loss carryforwards were approximately $4,052,480. The net operating loss carryforwards will expire in the years 2021 through 2027.

***Commissions and Fees:***

Commissions and fees are recognized when services are rendered by the Corporation.

***Fair Value of Financial Instruments:***

Fair value of investment securities is based on quoted market prices. At September 30, 2007, the Corporation had one investment security, a short-term U.S. Government Treasury Bill with a maturity of 90 days, with a carrying amount and fair value of $1,988,556. At September 30, 2006, the Corporation had one investment security with a carrying amount and fair value of $1,891,309.

The Corporation's other financial instruments consist of cash, short-term receivables and payables for which their carrying amounts approximate fair value.

***Reclassification:***

Certain reclassifications have been made to the corporation's financial statements for the year ended September 30, 2006 to conform with the presentation used for the year ended September 30, 2007.

## NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment is comprised of the following:

| | Estimated useful lives | September 30, 2007 | September 30, 2006 |
|---|---|---|---|
| Furniture and fixtures | 5 – 15 years | $ 614,589 | $ 498,338 |
| Automobiles | 3 – 5 years | 183,962 | 86,848 |
| | | 798,551 | 585,186 |
| Less: | | | |
| Accumulated depreciation | | 469,030 | 432,908 |
| Total | | $ 329,521 | $ 152,278 |

Total depreciation expense was $83,186 and $79,750 for the years ended September 30, 2007 and 2006, respectively. The Corporation sold assets with a book value amounting to $3,182 during the year ended September 30, 2007 and recognized a gain of $12,589 on the sale. The Corporation retired assets with a book value amounting to $27,215 during the year ended September 30, 2006 and recognized a loss of $27,214 on the retirement.

## NOTE 3 - RETIREMENT PLAN:

The Corporation participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. Only corporate contributions are made to the Plan and the Plan can be modified or discontinued at any time. Corporate contributions, at the discretionary amount of up to six percent of the employee's cash compensation, subject to certain limits, were $374,678 and $315,057 for the years ended September 30, 2007 and 2006, respectively. There are no past service costs associated with the Plan and the Corporation has no liability under the Plan other than its current contributions. The Plan owns 4% of the Bank's common stock.

## NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

The Corporation had cash balances of $1,399,605 and $1,230,435 as of September 30, 2007 and 2006, respectively, held in various deposit accounts with the Bank. Interest earned on these accounts was $15,439 and $12,539 for the years ended September 30, 2007 and 2006, respectively.

Certain officers and directors of the Corporation and/or the Bank are also officers and/or directors of B. F. Saul Company, an affiliate of the Trust, and/or its subsidiaries.

The Corporation rents certain of its office space from the Bank. Total payments to the Bank were $492,648 and $420,396 during the years ended September 30, 2007 and 2006, respectively.

Accounts payable to the Bank consists of certain fees owed by the Corporation to the Bank, including certain expenses paid by the Bank on behalf of the Corporation.

The Bank provides certain administrative and support services to the Corporation and charges the Corporation for these services. During the years ended September 30, 2007 and 2006, the fees for these services charged to the Corporation totaled $2,876,926 and $2,423,810, respectively. The Bank has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations as they come due.

## NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Rule 15c3-1 requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined.

At September 30, 2007, the Corporation's net capital of $802,211, as defined, exceeded required net capital of $325,000 by $477,210 and the ratio of aggregate indebtedness to net capital was 3.29 to 1.

The following table reconciles the Corporation's net capital computation under Rule 15c3-1 at September 30, 2007 to the unaudited report originally filed with the Securities and Exchange Commission:

| | Originally filed | Adjustments | Revised |
|---|---|---|---|
| Total stockholder's equity | $ 1,797,324 | $ (29,843) | $ 1,767,481 |
| Less non-allowable assets: | | | |
| Furniture and equipment, net | 329,521 | - | 329,521 |
| Accounts receivable from noncustomers | 667,738 | (57,751) | 609,987 |
| Other non-allowable assets | 37,237 | (11,475) | 25,762 |
| Adjusted net capital | $ 762,828 | $ 39,383 | $ 802,211 |

Exhibit I

CHEVY CHASE SECURITIES, INC.
Bethesda, Maryland
September 30, 2007

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements Under
Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

**Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5**

Board of Directors
Chevy Chase Securities, Inc.

In planning and performing our audit of the financial statements of Chevy Chase Securities, Inc. (the "Corporation"), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States we considered its internal control, including control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934

and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ERNST & YOUNG, LLP
McLean, Virginia
November 27, 2007

END